UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on August 5, 2004

New president in TDC Solutions

Kim Frimer is appointed as new president of TDC Solutions. He succeeds Lars Torpe Christoffersen, who has resigned as of today to take up a position as CEO in the newly formed company MACH Dan Net.

Since 2000 Kim Frimer has held a position as president in TDC Switzerland, which is branded as sunrise in Switzerland. Here he will be replaced by Hans Peter Baumgartner, so far responsible for TDC Switzerland's mobile unit and previously chairman of the executive board and member of the board of directors in Sony Overseas.

CV Kim Frimer
Born 25th of August 1959. Married, two children
MSc. in economy, Aarhus University, 1985
Jydsk Telefon 1986-1989, last position as director for marketing
ComLink 1989-1991, last position as director for sales and marketing Tele Danmark Datacom 1992-1995, last position as director
Tele Danmark Erhverv (business) 1995-1997, head of division sunrise, Switzerland, 1997-1999, CEO
Talkline, Germany, 1999-2000, CEO
TDC Switzerland, sunrise, 2000-2004, CEO

CV Hans Peter Baumgartner
Born 18th of February 1958. Married, two children
Degree in Business Administration, 1984, University of Zurich
Winterthur Versicherungsgruppe, Winterthur, 1985-1989, business consultant Sony Overseas, Schieren, 1989-2004, last position as chairman of the executive board and member of the board of directors
TDC Switzerland, sunrise, 2004, COO mobile

For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

    DECEMBER 14, 2004                              /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations